As filed with the Securities and Exchange Commission on February 15, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

GOLDMAN SACHS TRUST

GOLDMAN SACHS VARIABLE INSURANCE TRUST

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

and

GOLDMAN, SACHS & CO.

File No. 812-14075

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940

for an Exemption from Rule 12d1-2(a) Thereunder

Please direct all communications

regarding this Application to:

Stephen H. Bier, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036-6797

Phone: 212-698-3889

Fax: 212-261-3092

With copies to:

Caroline Kraus

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

I. INTRODUCTION

Goldman Sachs Trust (“GST”) and Goldman Sachs Variable Insurance Trust (“GSVIT”) (each a “Trust,” together the “Trusts”), Goldman Sachs Asset Management, L.P. (“GSAM”) and Goldman Sachs Asset Management International (“GSAMI”) (each an “Initial Adviser,” and together, the “Initial Advisers”) and Goldman, Sachs & Co. (“Goldman Sachs”) (all of the foregoing being collectively referred to herein as the “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicants from Rule 12d1-2(a) under the 1940 Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts and any other registered open-end management investment company or series thereof that (a) is advised by an Initial Adviser or any investment adviser controlling, controlled by, or under common control with an Initial Adviser (together with the Initial Advisers, the “Advisers”)1, (b) is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act, (c) invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act, and (d) is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (each a “Fund of Funds,” and together with the Underlying Funds, the “Funds”),2 also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”). Applicants also request that the order exempt any entity, including any entity controlled by or under common control with an Adviser, that now or in the future acts as principal underwriter, or broker or dealer (if registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), with respect to the transactions described herein.

II. APPLICANTS

A. Goldman Sachs Trust

GST is an open-end management investment company registered under the 1940 Act and organized as a Delaware statutory trust. Under Delaware law and GST’s Agreement and Declaration of Trust, GST is managed under the direction of its board of trustees. GST is a series trust which currently consists of 95 Funds. Each Fund has its own investment objectives and policies. Shares of GST are registered under the Securities Act of 1933, as amended (the “1933 Act”).

B. Goldman Sachs Variable Insurance Trust

GSVIT is an open-end management investment company registered under the 1940 Act and organized as a Delaware statutory trust. Under Delaware law and GSVIT’s Agreement and Declaration of Trust, GSVIT is managed under the direction of its board of trustees. GSVIT is a series trust which currently consists of 12 Funds. Each Fund has its own investment objectives and policies. Shares of GSVIT are registered under the 1933 Act. Shares of GSVIT are offered only to insurance company separate accounts that fund variable annuity and variable life insurance contracts issued by participating

[1]	All Advisers will be registered as investment advisers under the Investment Advisers Act of 1940.
[2]

The Funds that currently intend to rely on the requested order are listed in Exhibit C. Any entity that relies on the order in the future will do so only in accordance with the terms and condition in the Application.

insurance companies. These contracts are offered to qualified pension and retirement plans within the meaning of Treasury Regulation 1.817-5(f)(3)(iii) and may in the future be offered to certain other eligible persons under Treasury Regulation 1.817-5(3).

C. Goldman Sachs Asset Management, L.P.

GSAM is a Delaware limited partnership, a majority-owned, direct subsidiary of The Goldman Sachs Group, Inc. and an affiliate of Goldman Sachs and GSAMI. Goldman Sachs Global Holdings L.L.C., which is a majority-owned, direct subsidiary of The Goldman Sachs Group, Inc., has a minority interest in GSAM. GSAM is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and serves as investment adviser for 89 of the Funds. As one of the Advisers, GSAM, subject to the supervision of each of GST’s and GSVIT’s board of trustees, is responsible for administering the business affairs of GST and GSVIT including, but not limited to, managing certain Funds, making investment decisions and placing portfolio transactions.

D. Goldman Sachs Asset Management International

GSAMI is a company organized under the laws of England and Wales and is a registered investment adviser under the Advisers Act. GSAMI is indirectly wholly-owned by The Goldman Sachs Group, Inc. Goldman Sachs Holdings (U.K.), which is indirectly wholly-owned by The Goldman Sachs Group, Inc., has a majority interest in GSAMI. Goldman Sachs Group Holdings (U.K.), which is also indirectly wholly-owned by The Goldman Sachs Group, Inc., has a minority interest in GSAMI. GSAMI’s investment advisory business is regulated under the Advisers Act by the Commission and by the United Kingdom’s Financial Services Authority, an independent non-governmental body, given statutory powers by the Financial Services and Markets Act 2000. GSAMI is an affiliate of Goldman Sachs and GSAM and serves as investment adviser for 13 of the Funds. As one of the Advisers, GSAMI, subject to the supervision of each of GST’s and GSVIT’s board of trustees, is responsible for administering the business affairs of GST and GSVIT including, but not limited to, managing certain Funds, making investment decisions and placing portfolio transactions.

E. Goldman, Sachs & Co.

Goldman Sachs is a New York limited partnership, an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc., and an affiliate of GSAM and GSAMI. Goldman Sachs is a registered investment adviser under the Advisers Act and a registered broker-dealer under Section 15 of the Exchange Act, and serves as distributor and transfer agent for the Funds. Goldman Sachs is a leading global investment banking and securities firm that, among other things, offers underwriting services, financial advisory services and research on securities.

III. APPLICANTS’ PROPOSAL

Each Fund of Funds invests (or, in the case of future Funds of Funds, will invest) in certain Underlying Funds as is, or will be, set forth in the Fund of Funds’ prospectus. Applicants propose that, subject to the terms and the condition set forth in this Application, the Funds of Funds also be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. The Funds of Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. The Advisers believe that the ability of the Funds of Funds to invest in Underlying Funds and direct investments in securities in reliance on Rule 12d1-2 in combination with Other Investments will allow the Advisers to create better investment products that are suitable for a wide variety of mutual fund investors. Consistent with its fiduciary obligations under the 1940 Act, each Fund of Funds’ board of trustees will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996, Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III) with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Exchange Act, or the Commission;

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F); and

(V) such acquisition is not in contravention of such rules and regulations as the Commission may from time to time prescribe with respect to acquisitions in accordance with this subparagraph, as necessary and appropriate for the protection of investors.

In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.3 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper):

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2) Securities (other than securities issued by an investment company); and

(3) Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”5 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.7 Section 6(c) permits the Commission to grant exemptions from particular provisions of the

[3]	See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the “Adopting Release”).
[4]	See Adopting Release at 17, n.58.
[5]	Id. at 17-18.
[6]	See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).
[7]

See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act”).

1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act, as originally adopted and as amended in 1970, was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund have a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F). The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12dl-2 to invest in Other Investments. See, e.g., DoubleLine Capital LP and DoubleLine Funds Trust, File No. 812-13983, Investment Company Rel. Nos. 29971 (Feb. 28, 2012) (order) and 29943 (Feb. 9, 2012) (notice); DFA Investment Dimensions Group, Inc., et al., File No. 812-13943, Investment Company Rel. Nos. 29838 (Oct. 18, 2011) (order) and 29820 (Sept. 22, 2011) (notice); Legg Mason Equity Trust, et al., File No. 812-13892, Investment

[8]	See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

Company Rel. Nos. 29835 (Oct. 12, 2011) (order) and 28789 (Sept. 15, 2011) (notice); Highland Capital Management, L.P., et al., File No. 812-13890, Investment Company Rel. Nos. 29832 (Oct. 12, 2011) (order) and 29790 (Sept. 15, 2011) (notice); Russell Investment Co., et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (April 6, 2011) (notice); Nuveen Asset Management, et al., File No. 81213839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sept. 30, 2009) (order) and 28896 (Sept. 4, 2009) (notice); WisdomTree Asset Management, Inc., et al., File No. 81213642, Investment Company Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice).

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1. Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all communications concerning this application should be directed to Caroline Kraus, Goldman, Sachs & Co., 200 West Street, New York, NY 10282, with a copy to Stephen H. Bier, Esq., Dechert LLP, 1095 Avenue of the Americas, New York, NY 10036-6797.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on behalf of Applicants have been complied with in accordance with the Agreement and Declaration of Trust and Amended and Restated By-Laws of the Trusts and the corporate organizational documents of the Advisers, and the undersigned officers of Applicants are fully authorized to execute this Application and any further amendments thereto. The Trusts have adopted the resolutions attached as Exhibit B authorizing the filing of the application.

The Verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A.

SIGNATURES

ON BEHALF OF GOLDMAN SACHS TRUST AND GOLDMAN SACHS VARIABLE INSURANCE TRUST

By:	/s/ Caroline Kraus
Name:	Caroline Kraus
Title:	Secretary

Date: February 14, 2013

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ David Plutzer
Name:	David Plutzer
Title:	Managing Director

Date: February 14, 2013

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

By:	/s/ Theodore Sotir
Name:	Theodore Sotir
Title:	Managing Director

Date: February 15, 2013

GOLDMAN, SACHS & CO.

By:	/s/ James McNamara
Name:	James McNamara
Title:	Managing Director

Date: February 11, 2013

EXHIBIT INDEX

Exhibit A

1.	Verification of Goldman Sachs Trust

2.	Verification of Goldman Sachs Variable Insurance Trust

3.	Verification of Goldman Sachs Asset Management, L.P.

4.	Verification of Goldman Sachs Asset Management International

5.	Verification of Goldman, Sachs & Co.

Exhibit B — Resolutions

Exhibit C — Funds that Currently Intend to Rely on Requested Relief

1